Exhibit 99.3

Form 51-102F3
Material Change Report

PART 1 CONTENT OF MATERIAL CHANGE REPORT

Item 1    Name and Address of Company

Tm Bioscience Corporation (the “Corporation”)
439 University Avenue, Suite 2000
Toronto, ON
M5G 1Y3

Item 2    Date of Material Change

November 28, 2006.

Item 3    News Release

A press release was issued by CNW Group on November 28, 2006.

Item 4    Summary of Material Change

The Company entered into a US$4 million (CDN$4.5 million) operating credit facility (the “Facility”) with Laurus Master Fund, Ltd. ("Laurus") maturing on August 31, 2007. The Facility is evidenced by a secured convertible term note (the “2006 Note”) and carries a standby interest rate of 7%, payable in common shares of the Company at a price of CDN$0.71 per share. The Company also issued a common stock purchase warrant (the “Warrant”) exercisable for 632,727 common shares of the Company at a price of CDN$0.71 per share and expiring on November 27, 2011. Finally, the Company amended the US$9 million secured convertible term note issued to Laurus on November 22, 2005 (the “2005 Note”) to change the conversion price under the 2005 Note in respect of the aggregate payments of principal due on November 1, 2006, December 1, 2006, January 1, 2007 and February 1, 2007 to CAD$0.71. Pursuant to the amendment and conversion by Laurus of such payments plus a 10% premium, the Company issued 1,957,499 common shares of the Company to Laurus.

Item 5    Full Description of Material Change

The 2006 Note matures on August 31, 2007 and carries a standing interest rate of 7%. The interest rate will be decreased by 2% (200 b.p.) for every 25% increase in the Company’s common share price above the “fixed conversion price” (as set out below), provided that the interest rate will not decrease below 0%.

The fixed conversion price for the conversion of any released principal amount under the Facility from time to time (the “Released Principal Amount”) is CDN$0.71.

Laurus has the right, but not the obligation, to convert all or any portion of the Released Principal Amount at any time and from time to time into common shares of the Company. The number of common shares of the Company to be issued to Laurus upon Laurus’ exercise of its conversion rights, shall be the number determined by dividing the USD Released Principal Amount to be converted into common shares (converted into CDN$ at the USD/CDN exchange rate in effect at the date of such conversion) by the fixed conversion price.

The 2006 Note and the Warrant each contain customary anti-dilution provisions that ensure Laurus’ ownership percentage, assuming conversion under the 2006 Note and/or exercise under the Warrant, is not diluted in the event the Company’s capital structure is adjusted.

Laurus is limited to beneficially owning 4.99% of the common shares of the Company outstanding at any time, subject to exceptions for an event of default under the 2006 Note or upon Laurus providing 75 days’ notice to the Company, in which case the maximum percentage of common shares of the Company that can be owned beneficially by Laurus is capped at 19.99%.

Upon an event of default under the 2006 Note, 115% of the Released Principal Amount then outstanding shall become due and payable together with interest on the Note in an amount equal to 1% per month in lieu of the Interest Rate.

The 2006 Note is secured by the November 22, 2005 grant of the Company to Laurus of a continuing general security interest over all of the Company’s assets including its shares in its subsidiaries.

The release of any Principal Amount under the 2006 Note is subject to Laurus’ approval at their sole and absolute discretion.

The amended and restated 2005 Note has been amended to change the conversion price under the Note in respect of the aggregate payments of principal due on November 1, 2006, December 1, 2006, January 1, 2007 and February 1, 2007 to CAD$0.71. The conversion of such payments of principal, plus a 10% premium on such payments of principal as consideration for the repricing, resulted in the issuance of 1,957,499 common shares of the Company to Laurus. All other terms of the original Note remain in effect unchanged

Item 6    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This material change report is not being filed on a confidential basis.

Item 7    Omitted Information

None.

Item 8    Executive Officer

For further information, please contact:

James Pelot, Chief Financial Officer

Tel: (416) 593-4323 ext. 228

Item 9    Date of Report

December 7, 2006.

(signed) “James Pelot”
James Pelot, Chief Financial Officer

For Immediate Release	TSX: TMC

TM BIOSCIENCE OBTAINS US$4 MILLION SECURED OPERATING CREDIT FACILITY

- Tm also converts US$1.1 million of payments of a previously issued security into shares -

Toronto, Ontario, November 28, 2006 - Tm Bioscience Corporation (TSX: TMC), a leader in the commercial genetic testing market, today announced that it has negotiated a US$4 million (CDN$4.5 million) operating credit facility (the “Facility”) with Laurus Master Fund, Ltd. ("Laurus"). The Facility is evidenced by a secured convertible term note and is secured by a first general charge over the Company's assets and carries a standby interest rate of 7%, payable in common shares of the Company at a price of CDN$0.71 per share. The interest rate will decrease in relation to increases in the Company's share price over the term of the Facility to a minimum interest rate of 0%. The Facility matures on August 31, 2007. Under certain conditions, Laurus can convert principal drawn under the Facility into common shares at an exercise price of CDN$0.71 per share. Net funds available to the Company under the Facility after transaction costs are approximately US$3.84 million.

The Company intends to use the funds as required for general operating purposes while the Board of Directors of the Company completes the process of exploring strategic alternatives to enhance shareholder value, including, but not limited to, the sale or merger of the Company. The Company’s uses of the funds made available under the Facility are subject to Laurus’ approval.

As additional consideration for the Facility, Laurus has been issued a common stock purchase warrant exercisable for 632,727 common shares of the Company at a price of CAD$0.71 per share and expiring five years from the date of closing. The Facility is subject to customary regulatory approvals.

In addition, the Company announced today that it has amended the US$9 million Secured Convertible Term Note issued to Laurus on November 22, 2005 (the “2005 Note”) to change the conversion price under the Note in respect of the aggregate payments of principal due on November 1, 2006, December 1, 2006, January 1, 2007 and February 1, 2007 to CAD$0.71. The conversion of such payments of principal, plus a 10% premium on such payments of principal as consideration for the repricing, was completed today by the issuance of 1,957,499 common shares of the Company to Laurus. All other terms of the original Note remain in effect unchanged.

About Tm Bioscience - Putting the Human Genome to Work™
Tm Bioscience (TSX: TMC) is a Toronto-based diagnostics company developing a suite of DNA-based tests for genetic disorders, drug metabolism (pharmacogenetics) and infectious diseases.

Tm Bioscience has developed and commercialized Analyte Specific Reagents* and a series of Tag-It™** tests for a variety of genetic disorders. These tests are based on Tm Bioscience’s proprietary Tag-ItTM

Universal Array platform, which utilizes a proprietary universal tag system that allows for easy optimization, product development and expansion.

Tm Bioscience’s ID-Tag™ Respiratory Viral Panel (RVP) is a reliable and cost-effective test designed to play a key role in patient management, infection control and in countering the pandemic threat of respiratory diseases, all with results in less than six hours. The ID-Tag™ RVP has received CE mark certification and the Company is focused on gaining regulatory clearance from the FDA for the ID-Tag™ RVP as an in vitro device (IVD) in the United States.

Tm Bioscience’s Cystic Fibrosis (CF) test is the first multiplexed human disease genotyping test to be cleared by the FDA as an in vitro device (IVD) for diagnostic use in the U.S. It has also received CE mark certification and Health Canada clearance, allowing the test to be marketed for diagnostic purposes in the European Union and Canada. In addition, the Company is developing a companion test for the blood-thinning drug warfarin and a test for patients under treatment for sepsis.

For more information, visit http://www.tmbioscience.com.

* Analyte Specific Reagent. Analytical and performance characteristics are not established.
** For Investigational Use Only. The performance characteristics of these products have not been established.

Forward-Looking Statements
This press release contains information that is forward-looking information within the meaning of applicable securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or the negative of theses terms or other similar expressions concerning matters that are not historical facts.

The Company has initiated a process to explore strategic alternatives to enhance shareholder value, including, but not limited to, the sale or merger of the Company with another entity offering strategic opportunities. Tm Bioscience provides no assurance that the initiation of this process will result in a transaction. The Company does not currently intend to disclose developments with respect to the exploration of strategic alternatives unless and until its Board of Directors has approved a specific transaction.

Forward-looking information, by its nature necessarily involves risks and uncertainties including, without limitation, the difficulty of predicting regulatory approvals, the timing and conditions precedent to obtaining any regulatory approval, market acceptance and demand for new products, the availability of appropriate genetic content and other materials required for the Company’s products, the Company’s ability to manufacture its products on a large scale, the protection of intellectual property connected with genetic content, the impact of competitive products, currency fluctuations, risks associated with the Company’s manufacturing facility, the risk that the Company’s current process to explore strategic alternatives will result in a transaction and any other similar or related risks and uncertainties. Additional risks and uncertainties affecting the Company can be found in the Company’s 2005 Annual Report, available on SEDAR at www.sedar.com and in the Company's Form 20-F, as amended, filed with the U.S. Securities and Exchange Commission and available at www.sec.gov If any of these risks or uncertainties were to materialize, or if the factors and assumptions underlying the forward-looking information were to prove incorrect, actual results could vary materially from those that are expressed or implied by the forward-looking information contained herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INVESTOR RELATIONS CONTACT:
James Smith
The Equicom Group
Tel.: 416-815-0700
Email: jsmith@equicomgroup.com